Filed Pursuant to Rule 433

Registration No. 333-159583

Raymond James Financial, Inc.

$250,000,000

5.625% SENIOR NOTES DUE 2024

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Expected Issue Ratings:	(Moody’s) Baa2, negative watch/ (S&P) BBB, negative outlook

Type of Security:	Senior Notes

Aggregate Principal Amount:	$250,000,000

Trade Date:	March 21, 2012

Settlement Date:	March 26, 2012 (T+3)

Final Maturity:	April 1, 2024

Benchmark Treasury:	2.00% due February 15, 2022

Treasury Yield:	2.296%

Spread to Benchmark:	T + 337.5 basis points

Re-offer Yield:	5.671%

Coupon:	5.625%

Issue Price to Investors: :	99.602%

Underwriters’ Discount:	0.70%

Proceeds to Issuer (before expenses):	$247,255,000

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2012 (long first coupon)

Day Count Convention:	30/360, unadjusted

Make-Whole Call Payment:	UST + 50 basis points

Denominations:	$2,000 denominations and integral multiples of $1,000

Use of Proceeds:	The net proceeds of this offering are expected to be used to fund a portion of the purchase price for the Issuer’s acquisition of Morgan Keegan & Company, Inc. and MK Holding, Inc.

CUSIP/ISIN: Joint Book-Running Managers:	754730AD1/ US754730AD12 J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Raymond James & Associates, Inc. Fifth Third Securities, Inc. U.S. Bancorp Investments, Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC BNY Mellon Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407 or Raymond James & Associates, Inc. at 1-800-248-8863.